

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

<u>Via E-mail</u>
R. Michael Carruthers
Chief Financial Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, Colorado 80301

> **Re:** **Array BioPharma, Inc.**
> **Annual Report on Form 10-K for the fiscal year ended June 30, 2013**
> **Filed August 12, 2013**
> **Quarterly Report on Form 10-Q for the quarterly period**
> **ended December 31, 2013**
> **Filed February 5, 2014**
> **File No. 001-16633**

Dear Mr. Carruthers:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ *Daniel Greenspan for*
>
> Jeffrey P. Riedler
> Assistant Director

cc: Carin M. Cutler, Esq.
        Gross Cutler Seiler DuPont
        1877 Broadway, Suite 601
        Boulder, CO 80302